

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

November 3, 2009

Emily Lussier
President, Chief Executive Officer and Director
Silverhill Management Services, Inc.
21 Merrimac Way, Unit B
Tyngsboro, MA 01879

> **Re: Silverhill Management Services, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 23, 2009**
> **File No. 333-161052**

Dear Ms. Lussier:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Shareholders, page 10

1.   You continue to refer to "another quotation medium" on page 14. We therefore reissue comment 2.

2.   Please expand your response to prior comment 4 that none of the selling shareholders are acting as a conduit for the issuer to analyze the effect of the following on your conclusions:
   - the date when you issued the shares to the selling shareholders relative to the date you filed the registration statement;

- the percentage of your shares held by non-affiliates being offered by the selling stockholders;
- the relationships among the selling stockholders;
- the relationships between the selling stockholders and the issuer;
- whether any of the selling stockholders are in the business of buying and selling securities; and
- the ability of the selling stockholders to obtain waivers of any "lock-up" agreements.

Also ensure that this section discloses the date of the transactions in which the selling stockholders acquired the offered securities.

3.   We note your response to comment 5 where you indicate that the services provided by Messrs. Steele and Richardson continue to this day. It is unclear, based on your response, whether the services provided for the shares were completed before the filing of the registration statement. As noted in comment 13 of our September 1, 2009 letter to you, it is generally inconsistent with Section 5 of the Securities Act to register securities for resale if the related private offering is not yet complete; for example, a private offering generally is incomplete if you have not received the consideration for the shares sold in the private offering. We therefore reissue comment 5.

4.   It is unclear why you deleted the number of shares issued to Mr. Richardson in the second paragraph on page 11. Please advise or revise.

5.   We note your response to comment 6. Please clarify which individuals hold the voting power over the shares held by Cambria Investment Fund.

6.   Your Selling Shareholders table indicates that Mr. Richardson owns 40,000 shares. Please reconcile this with your disclosure on page 24, where you indicate that he owns 44,000 shares.

7.   We note your response to comment 7. Your continued reference to Ms. Lussier being considered an underwriter indicates that this offering is on behalf of the registrant, and therefore not eligible to be made under Rule 415(a)(1)(i). We therefore reissue our comment.

Limitations, page 16

8.   In response to comment 9, please provide greater specificity regarding the sections in Regulation M that you have summarized. For example, which section specifies the requirement for "two business days prior to the commencement of such distribution"?

Directors, Executive Officers Promoters and Consultants, page 16

9.   While we note your response to comment 10, you have not provided the requested disclosure. We therefore reissue the comment.

Common stock, page 18

10.   Please revise your disclosure regarding Rule 144 to reflect the 90-day period in Rule 144(d).

11.   With a view toward clarified disclosure, please tell us which stockholders are "similarly bound" as mentioned in the "THEREFORE" clause of exhibit 3.0. Also tell us the number of shares held by those stockholders.

Proposed Products and Services, page 21

12.   In response to comment 17, you disclose in the second full paragraph on page 22 that this offering takes place in October 2009. Please revise this statement as your registration is not currently effective.

June 30, 2009 Unaudited Interim Financial Statements
Note 5 – Subsequent Events, page F-19

13.   We note your disclosure that you evaluated all events that occurred through August 5, 2009. In light of the reissuance of the financial statements in connection with this filing, please revise to update the disclosure here consistent with the guidance in paragraph 855-10-50-4 of the FASB Accounting Standards Codification.

Item 16. Exhibits…, page II-2

14.   You indicate that exhibit 4.2 has been previously filed. Please tell us when this exhibit was filed.

Exhibit 5.1

15.   This opinion appears to have been issued by an individual; however, your disclosure on page 24 appears to imply that the opinion was issued by a firm. Therefore, we reissue prior comment 26. Also, please ensure that the prospectus caption mentioned in the last paragraph of the opinion matches the caption used in the prospectus.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Burton at (202) 551-3626 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Eric W. Richardson, Esq.
                 Cohen & Richardson, LLP